As Filed with the Securities and Exchange Commission on January 8, 2016.

REGISTRATION NO. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________________

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ARGAN, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware
(State or Other Jurisdiction of Incorporation or Organization)

13-1947195
(I.R.S. Employer Identification Number)

One Church Street, Suite 201 Rockville, MD 20850 (301) 315-0027
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Rainer Bosselmann Chairman of the Board and Chief Executive Officer Argan, Inc. One Church Street, Suite 201 Rockville, MD 20850 (301) 315-0027
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies of All Communications to:

Richard A. Krantz, Esq.

Robinson & Cole LLP

666 Third Avenue

New York, New York 10017

(212) 451-2900

Approximate Date of Commencement of Proposed Sale to the Public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, check the following box. [X].

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. [_]

If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. [_]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount To Be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
Common Stock, $0.15 par value	98,818	$32.20	$3,181,940	$321

______________

(1)  Pursuant to Rule 416 of the Securities Act of 1933, as amended (the “Securities Act”), this registration statement shall also cover any additional shares of common stock by reason of any stock dividend, stock split, recapitalization or similar transaction or to cover such additional shares as may hereinafter be offered or issued to prevent dilution resulting from stock splits, stock dividends, recapitalizations or certain other capital adjustments, effected without the Registrant’s receipt of consideration, which results in an increase in the number of outstanding shares of the Registrant’s common stock.

(2)  Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act based upon the average of the high and low prices of the common stock of the Registrant as reported by the New York Stock Exchange (the “NYSE”) on January 5, 2016.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED.  THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE.  THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED JANUARY 8, 2016

PROSPECTUS

98,818 Shares of Common Stock

In May of 2015, we issued 98,818 shares of our common stock to the owners (the “Selling Stockholders”) of Atlantic Projects Company Limited as partial consideration for the purchase of Atlantic Projects Company Limited. Under this prospectus, the Selling Stockholders and any of their pledgees, donees, transferees or other successors-in-interest may offer and resell these shares of common stock for their own accounts. We will not receive any of the proceeds from the sale of these shares by the Selling Stockholders.

Each of the Selling Stockholders may sell shares from time to time at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. We have agreed to bear all of the expenses in connection with the registration and sale of the shares, except for underwriting discounts and selling commissions.

Our common stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “AGX”.  The last reported sale price of our common stock on the NYSE on January    , 2016 was $      per share.

Our principal executive offices are located at One Church Street, Suite 201, Rockville, MD 20850, and our telephone number is (301) 315-0027.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is          , 2016.

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FORWARD-LOOKING STATEMENTS

When used in this report, the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” or other similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we anticipate. All comments concerning our expectations for future net revenues and operating results are based on our forecasts for our existing operations and do not include the potential impact of any future acquisitions. These forward-looking statements involve risks and uncertainties (some of which are beyond our control) and assumptions. They are subject to change based upon various factors including, but not limited to, the risks and uncertainties described in Item 1A of our Annual Report on Form 10-K for the year ended January 31, 2015. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a continuous offering process.  Under this continuous offering process, the Selling Stockholders may, from time to time, sell the securities described in this prospectus in one or more offerings.  This prospectus provides you with a general description of the securities that may be offered by the Selling Stockholders.  Each time a Selling Stockholder sells securities, the Selling Stockholder is required to provide you with this prospectus and, in certain cases, a prospectus supplement containing more specific information about the Selling Stockholder and the terms of the securities being offered.  The prospectus supplement may also add, update or change information contained in this prospectus.  If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement.  You should carefully read both this prospectus and any prospectus supplement, including documents incorporated by reference herein, together with the additional information described in the section entitled “Where You Can Find More Information.”

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and any accompanying supplement to this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or any accompanying prospectus supplement. This prospectus and any accompanying supplement to this prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus and any accompanying supplement to this prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus and any accompanying prospectus supplement is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus and any accompanying prospectus supplement is delivered or securities sold on a later date.

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SUMMARY

This summary highlights information contained elsewhere in this prospectus and in the documents incorporated by reference herein and does not contain all of the information you should consider in making your investment decision. You should read this summary together with the more detailed information, including our business information, financial statements and the related notes, incorporated by reference in this prospectus, as well as the information set forth in any prospectus supplement. You should carefully consider, among other things, the matters discussed in the section entitled “Risk Factors.”

Argan, Inc.

Argan, Inc. (“Argan”) conducts operations through its wholly-owned subsidiaries, Gemma Power Systems, LLC and affiliates (“GPS”), Atlantic Projects Company Limited (“APC”), Southern Maryland Cable, Inc. (“SMC”) and The Roberts Company (together referred to as the “Company,” “we,” “us,” or “our”). The affiliates of GPS include its majority-controlled joint ventures and any variable interest entities for which Argan or one of its wholly-owned subsidiaries is deemed to be the primary beneficiary. Through GPS, which provided 94% and 98% of consolidated revenues for the nine months ended October 31, 2015 and 2014, respectively, we provide a full range of engineering, procurement, construction, commissioning, operations management, maintenance, development and consulting services to the power generation and renewable energy markets for a wide range of customers including independent power project owners, public utilities, municipalities, public institutions and private industry. Through APC, we provide construction and technical services for power generation, oil and gas, industrial and process industry customers. Through SMC, we provide telecommunications infrastructure services including project management, construction and maintenance to commercial, federal government and local government customers.

The Acquisition of The Roberts Company

On December 4, 2015, we acquired TRC Acquisition, LLC and its subsidiaries, which we refer to as The Roberts Company (“TRC”).  TRC, which was founded in 1977, is headquartered near Greenville, North Carolina.  TRC is principally an industrial fabricator and constructor serving both light and heavy industrial organizations primarily in the southern United States.  We paid $500,000 to acquire the member interests of TRC, and assumed approximately $16 million in debt obligations, which we subsequently paid off.  We plan to have TRC continue to operate under its own name and with its own management team as a separate reportable business segment.  TRC historically has been a profitable company that incurred a net loss in the current year, primarily due to taking on large contracts that resulted in significant losses.  With the reengagement and leadership of TRC’s founder, John Roberts, our financial support and the substantial completion of certain of these loss contracts, we acquired TRC with the belief that it is positioned to succeed in the future with a return to profitable operations.   However, there can be no assurances that TRC will succeed in the future or will resume profitability.  Since the acquisition, we have advanced an additional $15 million for working capital and general corporate purposes.

Holding Company Structure

Argan was organized as a Delaware corporation in May 1961. We intend to make additional acquisitions and/or investments by identifying companies with significant potential for profitable growth. We may have more than one industrial focus. We expect that companies acquired in each of these industrial groups will be held in separate subsidiaries that will be operated in a manner that best provides cash flows for the Company and value for our stockholders. Argan is a holding company with no operations other than its continuing investments in GPS, APC, SMC and TRC.

Power Industry Services

GPS is a full service engineering, procurement and construction (“EPC”) contractor with the proven abilities of designing, building and commissioning large-scale energy projects in the United States. The extensive design, construction, start-up and operating experience of GPS has grown with the completion of projects for more than 76 facilities representing over 11,000 MW of power-generating capacity. Our power projects have included base-load combined-cycle facilities, simple-cycle peaking plants and boiler plant construction and renovation efforts. We have also broadened our experience into the renewable energy industry by providing EPC contracting services to the owners of alternative energy facilities, including biomass plants, wind farms and solar fields. Typically, the scope of work for GPS includes complete plant design and construction from site development through electrical interconnection and plant testing. The durations of our construction projects may extend to three years. The contract backlog of GPS as of October 31, 2015 was approximately $1.2 billion.

On May 29, 2015, we acquired APC, a private company formed in Dublin in the Republic of Ireland over 40 years ago, and its affiliated companies.   APC provides turbine, boiler and large rotating equipment installation, commissioning and outage services to original equipment manufacturers, global construction firms and plant owners worldwide.   APC has successfully completed projects in more than 30 countries on six continents.   With its presence in Ireland and its other offices located in Hong Kong, Singapore and New York, APC expands our operations internationally for the first time.  The fair value of the consideration transferred to the former owners of APC was approximately $11 million, including cash and 98,818 shares of our common stock.  The operating results of APC have been included in our condensed consolidated operating results since the date of its acquisition and the balance sheet amounts of APC are included in our condensed consolidated balance sheet as of October 31, 2015.

GPS and APC represent our power industry services reportable segment.  The revenues of our power industry services business segment were $288 million and $276 million for the nine months ended October 31, 2015 and 2014, respectively, or 97% and 98% of our consolidated revenues for the corresponding periods, respectively.

Telecommunications Infrastructure Services

Through SMC, which represents our telecommunications infrastructure services reportable business segment, we provide comprehensive technology wiring and utility construction solutions to customers in the mid-Atlantic region. We perform both outside plant and inside plant cabling. The revenues of SMC were $9 million and $5 million for the nine months ended October 31 2015 and 2014, respectively, or approximately 3% and 2% of our consolidated revenues for the corresponding periods, respectively.

Services provided to our outside premises customers include trench-less directional boring and excavation for underground communication and power networks, aerial cabling services, and the installation of buried cable, high and low voltage electric lines, and private area outdoor lighting systems. The outside premises services are primarily provided to state and local government agencies, regional communications service providers, electric utilities and other commercial customers.

The wide range of inside premises wiring services that we provide to our customers include the structuring, cabling, terminations and connectivity that provide the physical transport for high speed data, voice, video and security networks.  These services are provided primarily to federal government facilities, including cleared facilities, on a direct and subcontract basis. Such facilities typically require regular upgrades to their wiring systems in order to accommodate improvements in security, telecommunications and network capabilities.

The Offering

Common stock offered	98,818 shares.

Common stock outstanding	14,826,469 shares(1)

Risk factors

Investment in our securities involves risk. You should carefully consider the risk factors described under the section entitled “Risk Factors”, as well as any other information in this prospectus, any prospectus supplement and any document incorporated herein by reference before investing in any of our securities. Each of these risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our securities.

Use of proceeds

The proceeds from the sale of the shares of our common stock being offered by the Selling Stockholders pursuant to this prospectus and any prospectus supplement, if applicable, net of any broker’s fee or commissions, will belong to the Selling Stockholders. We will not receive any of the proceeds from the sale of these shares. See section entitled “Use of Proceeds”.

Plan of Distribution

The shares may be offered and sold from time to time by the Selling Stockholders, and any pledgees, donees, transferees or other successors-in-interest of the shares, through public or private transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. See section entitled “Plan of Distribution”.

NYSE symbol	AGX

(1)  The above outstanding share information is based upon shares of our common stock outstanding as of October 31, 2015. The above outstanding share information excludes: (i) 1,013,900 shares of our common stock issuable upon the exercise of options outstanding at October 31, 2015; and (ii) 743,000 shares of our common stock available for future awards under our 2011 Stock Plan.

RISK FACTORS

Our business is challenged by a changing environment that involves many known and unknown risks and uncertainties. The risks described below discuss factors that have affected and/or could affect us in the future. There may be others. We may be affected by risks that are currently unknown to us or are immaterial at this time. If any such events did occur, our business, financial condition and results of operations could be adversely affected in a material manner. Our future results may also be impacted by other risk factors listed from time to time in our future filings with the SEC, including, but not limited to, our Annual Reports on Form 10-K and our Quarterly Reports on Form 10-Q.

Soft demand for electrical power may cause deterioration in our financial outlook.

The sluggish economic recovery in the United States may continue to result in a lackluster demand for electrical power in the United States. Soft demand growth for power and a future slowdown in the anticipated pace of the retirement of coal-fired and/or nuclear power plants could result in the delay, curtailment or cancellation of future gas-fired power plant projects, thus decreasing the overall demand for our services and adversely impacting our financial outlook. In addition, project owners may experience difficulty in raising capital for the construction of power-generation plants and renewable fuel production facilities due to substantial limitations on the availability of credit and other factors. In general, if overall economic conditions do not improve steadily, the demand for our EPC contract services may be adversely affected.

Our future revenues and earnings are dependent on the award of new contracts which we do not directly control.

Due primarily to the favorable operating results of GPS, we have generated income for the seven consecutive fiscal years ended January 31, 2009 through 2015 and for the nine-month period ended October 31, 2015. As described in the risks presented below, our ability to maintain profitable operations depends on many factors including the ability of the power industry services business segment to continue to obtain significant new EPC projects and to complete its projects successfully.

Our dependence on one or a few customers could adversely affect us.

The size of the energy plant construction projects of our power industry services segment frequently results in a limited number of projects contributing a substantial portion of our consolidated revenues each year. Should we fail to replace projects that are completed by GPS in the future with new projects, future revenues and profits may be adversely affected.

Our dependence on large construction contracts may result in uneven quarterly financial results.

Our power industry service activities in any one fiscal quarter are typically concentrated on a few large construction projects for which we use the percentage-of-completion accounting method to determine corresponding revenues. To a substantial extent, our contract revenues are recognized as services are provided as measured by the amount of costs incurred. As the timing of equipment purchases, subcontractor services and other contract events may not be evenly distributed over the lives of our contracts, the amount of total contract costs may vary from quarter to quarter, creating uneven amounts of quarterly consolidated revenues. In addition, the timing of contract commencements and completions may exacerbate the uneven pattern. As a result of the foregoing, future amounts of consolidated revenues, cash flow from operations, net income and earnings per share reported on a quarterly basis may vary in an uneven pattern and may not be indicative of the operating results expected for any other quarter or for an entire fiscal year, thus rendering consecutive quarter comparisons of our consolidated operating results a less meaningful way to assess the growth of our business.

Lawsuits could adversely affect our business.

From time to time, we, our directors and/or certain of our current officers may be named as parties to lawsuits. It is not possible at this time to predict the likely outcome of legal actions with certainty, and an adverse result in any lawsuit against us could have a material adverse effect on us. Litigation can involve complex factual and legal questions, proceedings may occur over several years and the outcomes are typically difficult to predict. Any claim that is successfully asserted against us could result in significant damage claims and other losses. Even if we were to prevail, any litigation could be costly and time-consuming and would divert the attention of our management and key personnel from our business operations over multi-year periods, which could adversely affect our financial condition, results of operations or cash flows.

Our recent acquisitions may not be successful, which could result in significant future losses.

On December 4, 2015, we acquired TRC.   We paid $500,000 to acquire the member interests and assumed approximately $16 million in debt obligations, which we subsequently paid off. Since the acquisition, we have advanced an additional $15 million to TRC for working capital and general corporate purposes.  TRC historically has been a profitable company that incurred a net loss in the current year, primarily due to taking on large contracts that resulted in significant losses.   On May 29, 2015, we purchased 100% of the outstanding capital stock of APC. As indicated above, this acquisition will expand our operations internationally for the first time. The value of the purchase consideration was approximately $11 million. In addition, we transferred over $3 million cash to APC in order to fund the payment of cash dividends to the former owners of APC declared prior to the acquisition. For the five-month period from the date of acquisition to October 31, 2015, the revenues earned by APC were approximately $10 million and its operations were marginally profitable.

With the reengagement and leadership of its founder, John Roberts, our financial support and the substantial completion of certain of these loss contracts, we acquired TRC with the belief that it is positioned to succeed in the future.  Our expectation for APC is that the Company’s financial strength will enable it to pursue and obtain larger projects as the worldwide demand for natural gas-fired power generation increases.  However, there can be no assurances that the acquired companies will succeed in the future or reach and sustain profitability comparable to our existing operations.  The failure of the acquired companies to achieve profitable operating results quickly will adversely affect our future consolidated operating results, including gross profits, gross profit percentages and cash flows from operations.

Future acquisitions and/or investments may not occur which could limit the growth of our business.

We are a holding company with no operations other than our investments in GPS, SMC, APC and TRC. We want to make additional acquisitions and/or investments that would provide positive cash flow to us and value to our stockholders. However, additional companies meeting these criteria and that provide products and/or services in growth industries similar to ours and that are available for purchase at attractive prices are difficult to find. Discussions with the principal(s) of potential acquisition targets may be protracted and ultimately terminated for a variety of reasons. Further, due diligence investigations of attractive target companies may uncover unfavorable data, and the negotiation and consummation of acquisition agreements may not be successful.

We cannot readily predict the timing or size of any future acquisitions or the capital we will need for these transactions. However, it is likely that any potential future acquisition or strategic investment transaction would require the use of cash and/or shares of our common stock as components of the purchase price. Using cash for acquisitions may limit our financial flexibility and make us more likely to seek additional capital through future debt or equity financings. Our ability to obtain such additional financing in the future may depend upon prevailing capital market conditions, the strength of our future operating results and financial condition as well as conditions in our business, and the amount of outside financing sought by us. These factors may affect our efforts to arrange additional financing on terms that are acceptable to us. Our ability to use shares of our common stock as future acquisition consideration may be limited by a variety of factors, including the future market price of shares of our common stock and a potential seller’s assessment of the liquidity of our common stock. If adequate funds or the use of our common stock are not available to us, or are not available on acceptable terms, we may not be able to take advantage of desirable acquisitions or other investment opportunities that would benefit our business.

The integration of companies that were recently acquired or are acquired in the future may not be successful.

APC, TRC and future acquisitions, if any, may fail to achieve the results we anticipate including the expected gross profit percentages.  In addition, we may not be able to successfully integrate such acquired companies with our other operations without substantial costs, delays or other operational or financial problems including:

•	diversion of management’s attention from other important operational matters;
•	difficulties integrating the operations and personnel of acquired companies;
•	inability to retain key personnel of acquired companies;
•	risks associated with unanticipated events or liabilities;
•	the potential disruptions to our current business; and
•	difficulty in the maintenance of uniform standards, controls, procedures and policies, including an effective system of internal control over financial reporting.

If one of our acquired companies suffers customer dissatisfaction or performance problems, the reputation of our entire Company could be materially and adversely affected. In addition, future acquisitions could result in issuances of equity securities that would reduce our stockholders’ ownership interests, the issuance of sizable amounts of debt and the incurrence of contingent liabilities. In summary, integrating acquired companies involves a number of special risks which could materially and adversely affect our business, financial condition and results of operations.

Our results of operations could be adversely affected as a result of impairment losses related to goodwill and other purchased intangible assets.

When we acquire a business, we typically record goodwill equal to the excess amount paid for the business, including liabilities assumed, over the fair value of the net assets of the acquired business. Generally accepted accounting principles require that all business combinations be accounted for using the purchase method of accounting and that certain intangible assets acquired in a business combination be recognized as assets apart from goodwill. The balances of goodwill and other intangible assets that have indefinite useful lives are not amortized, but instead are evaluated at least annually for impairment. The amounts of intangible assets that do have finite lives are amortized over their useful lives. However, should poor performance or any other condition indicate that the carrying value of a business or long-lived asset may have suffered impairment, a determination of fair value is required to be performed in the period that such a condition exists. If the carrying value of a business or of an individual purchased intangible asset is found to exceed the corresponding fair value, an impairment loss is recorded.

The aggregate carrying amount of goodwill, other purchased intangible assets with indefinite lives and long lived purchased intangible assets included in our consolidated balance sheet as of October 31, 2015 was approximately $25 million (including $5 million related to APC), or approximately 6.7% of total consolidated assets and 11.7% of consolidated net assets attributable to our stockholders. As discussed above, the acquisition of TRC occurred in December of 2015.  We believe that the consideration paid by us is greater than the fair value of the net assets of TRC received on the closing date.  However, we have not completed the allocation of the purchase price to the acquired assets which will be based, in large part, on evaluations that are being performed by independent asset and real estate appraisal firms.  The portion of the purchase price allocated to intangible assets including goodwill may be significant.

In the past, we have performed annual assessments for impairment of the carrying values of goodwill and other indefinite-lived intangible assets as of November 1. The most recent completed assessments were performed last year.  Future assessments of these assets as well as our long-lived assets may be conducted if we identify indications of impairment. Should the operating results of GPS, APC, TRC or any future acquired company experience unexpected deterioration, we could be required to record impairment losses related to purchased intangible assets. Impairment losses, if any, would be recognized as operating expenses and would adversely affect future profitability.

Our continued success requires us to retain and hire talented personnel.

Our future success is substantially dependent on the continued service and performance of the members of our current executive team and the senior management members of our businesses, including John Roberts, the chief executive officer and founder of TRC, and William F. Griffin, Jr., chief executive officer and a co-founder of GPS. We cannot be certain that any such individual will continue in such capacity or continue to perform at a high level for any particular period of time. Our ability to operate productively and profitably, particularly in the power services industry and particularly related to the various new EPC projects recently awarded to GPS, may be limited by the loss of key personnel or our inability to attract, employ, retain and train skilled personnel necessary to meet our future requirements. We cannot be certain that we will be able to maintain experienced management teams and an adequately skilled group of employees necessary to operate efficiently, to execute EPC contracts successfully and to support our future growth strategy.  The loss of key personnel, or the inability to hire and retain qualified employees in the future, could negatively impact our ability to manage our business.

The shortage of trade labor may negatively impact our ability to provide services to our customers, including our ability to complete our EPC contracts successfully.

There is a risk that our EPC project schedules become unachievable or that labor expenses will increase unexpectedly as a result of a shortage in the supply of skilled personnel.  Labor shortages or increased labor costs could impair our ability to maintain our business or grow our revenues.  The inability to hire and retain qualified skilled employees in the future, including workers skilled in the construction crafts, could negatively impact our ability to complete our EPC contracts successfully.

Our actual business and financial results could differ from the estimates, assumptions and judgments that we use to prepare our consolidated financial statements, which may reduce our profits.

To prepare consolidated financial statements in conformity with generally accepted accounting principles, we are required to make estimates, assumptions and judgments as of the date of such financial statements, which affect the reported values of assets and liabilities, revenues and expenses, and disclosures of contingent assets and liabilities. For example, we recognize revenues over the life of a contract based on the proportion of costs incurred to date compared to the total costs estimated to be incurred for the entire project. We review and make necessary revisions to such costs on a monthly basis. In addition, contract results may be impacted by our estimates of the amounts of change orders that we expect to receive and our assessment of any contract claims that may arise.

Other areas requiring significant estimates by our management include:

•	the identification of the significant beneficiary of entities in which we may have variable interests;
•	the valuation of assets acquired and liabilities assumed in connection with business combinations;
•	the assessment of the value of goodwill and recoverability of other purchased intangible assets;
•	provisions for income taxes and related valuation allowances associated with deferred income tax assets;
•	accruals for estimated liabilities, including losses and expenses related to legal matters;
•	the adequacy of allowances for uncollectible accounts and notes receivable; and
•	the determination of stock-based compensation expense amounts.

Our actual business and financial results could differ from those estimates, which may reduce our profits.

Our employees work on projects that are inherently dangerous and a failure to maintain a safe work site could result in significant losses.

We often work on large-scale and complex projects, sometimes in geographically remote locations. Our project sites can place our employees and others near large and/or mechanized equipment, high voltage electrical equipment, moving vehicles, dangerous processes or highly regulated materials, and in challenging environments. Safety is a primary focus of our business and is critical to our reputation. Often, we are responsible for safety on the project sites where we work. Many of our clients require that we meet certain safety criteria to be eligible to bid on contracts. We maintain programs with the primary purpose of implementing effective health, safety and environmental procedures throughout our Company. If we fail to implement appropriate safety procedures and/or if our procedures fail, our employees or others may suffer injuries. The failure to comply with such procedures, client contracts or applicable regulations could subject us to losses and liability, and adversely impact our ability to obtain projects in the future.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, investors could lose confidence in our financial reporting, which would harm our business and the trading price of our common stock.

Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. If we cannot provide reliable financial reports or prevent fraud, our operating results could be harmed. We devote significant attention to establishing and maintaining effective internal controls. Implementing changes to our internal controls required compliance training for our officers and employees. Substantial costs have been incurred and significant efforts have been expended by us in order to evaluate, test and remediate our internal controls over financial reporting. We cannot be certain that these present and future measures will ensure that we will successfully implement and maintain adequate controls over our financial reporting processes and related reporting requirements.

Any failure to implement required new or improved controls or difficulties encountered in their implementation could affect our operating results or cause us to fail to meet our reporting obligations in future periods. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the market price of our common stock.

We rely on information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.

The efficient operation of our business is dependent on computer hardware and software systems. Information systems are vulnerable to operational malfunctions and security breaches by computer hackers and cyber terrorists. We rely on industry accepted security measures and technology to securely maintain confidential and proprietary information retained on our information systems. However, these measures and technology may not adequately prevent unanticipated downtime or security breaches. The unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased overhead costs, causing our business and results of operations to suffer. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business and results of operations.

Failure to successfully operate our power industry services business will adversely affect us.

The operations of our power industry services business, which substantially consist of the operations conducted by GPS, represent a significant portion of our consolidated revenues and profits. The revenues of this business segment were approximately $288 million and $276 million for the nine months ended October 31, 2015 and 2014, respectively, which represented over 97% of consolidated revenues for each period. Income from these operations before income taxes for the nine months ended October 31, 2015 and 2014 were $64 million and $53 million, respectively. Our inability to successfully manage and grow our power industry services business will adversely affect our consolidated operating results and financial condition.

Intense competition in the engineering and construction industry could reduce our market share and profits.

We serve markets that are highly competitive and in which a large number of multinational companies compete. These competitors may include Bechtel Corporation, Fluor Corporation, SNC-Lavalin Group, Inc., Chicago Bridge & Iron Company N.V., Skanska AB and Kiewit Corporation.  These and other competitors are multi-billion dollar companies with thousands of employees. Competing effectively  requires substantial financial resources, the availability of skilled personnel and equipment when needed and the effective use of technology. Competition also places downward pressure on our contract prices and profit margins. Intense competition is expected to continue in our markets, presenting us with significant challenges in our ability to maintain strong growth rates and acceptable profit margins. If we are unable to meet these competitive challenges and replace completed projects with new customers and projects with good margins, we could lose market share to our competitors and experience an overall reduction in future revenues and profits.

Our backlog is subject to unexpected adjustments, delays and cancellations, and may be an uncertain indicator of future revenues.

As of October 31, 2015, the value of the contract backlog of GPS was approximately $1.2 billion compared with a backlog value of $423 million as of January 31, 2015. Projects awarded to us may remain included in our backlog for an extended period of time. In addition, project cancellations or scope adjustments may occur with respect to contracts reflected in our backlog that could reduce the dollar amount of our backlog and the revenues and profits that we actually earn. We cannot guarantee that future revenues projected by us based on our backlog at October 31, 2015 and subsequently awarded projects will be realized or will result in profitable operating results.

Should execution of these projects be interrupted, our future results of operations, including revenues, income from operations and net cash flows from operations, may be adversely affected.

Unsuccessful efforts to develop energy plant projects could result in write-offs and the loss of future business.

It is not uncommon in our industry that general construction contractors execute certain contracts jointly with third parties through joint ventures, limited partnerships and limited liability companies for the purpose of executing a project or program for a client, such as a government agency or a commercial enterprise. Such entities are generally dissolved upon completion of the corresponding project or program.

For example, during the year ended January 31, 2015, Moxie Energy, LLC (“Moxie”), an unaffiliated power plant project development firm, formed a special purpose entity, Moxie Freedom LLC (“Moxie Freedom”), for the purpose of developing a natural gas-fired power plant project in Luzerne County, Pennsylvania. We signed a development loan agreement with Moxie Freedom with a commitment to lend up to $6 million in funding; we received the right to receive the corresponding EPC contract and a success fee upon the successful completion of the development effort by Moxie.   In early November 2015, Moxie sold a substantial portion of its ownership interest in Moxie Freedom and we received full repayment of our development loans and accrued interest and our share of the development success fee, and GPS received a full notice-to-proceed with activities pursuant to the corresponding EPC contract.  Approximately 33% of our contract backlog as of October 31, 2015 related to this EPC contract.  In addition, approximately 86% of our consolidated revenues for the nine months ended October 31, 2015 was earned pursuant to two EPC contracts that were obtained as a result of our supporting two earlier power plant development projects sponsored by Moxie.

There are no assurances that we will benefit from successful future development efforts. Failure to obtain the opportunity to support future power plant development projects or the failure of any project developer firms supported by us to complete the development of power plants in the future would result in the loss of future potential construction business and could result in write-off adjustments related to the balance of any project development costs or amounts lent to potential project owners. Such an adjustment could have a material adverse impact on our operating results for a future reporting period.

Future construction projects may depend on the continuing acceptability of the hydraulic fracturing process in certain states.

In part, the viability of all of our gas-fired power plant construction projects is based substantially on the availability of inexpensive natural gas supplies provided through the use of hydraulic fracturing drilling techniques. Certain technological advancements in recent years have led to the widespread use of hydraulic fracturing (“fracking”) and horizontal drilling techniques in order to reach natural gas and oil deposits previously trapped within shale rock formations deep under the earth’s surface. The new supplies have transformed the oil and gas industry in the United States. In particular, the new supplies of natural gas have depressed the price of natural gas in the United States, making the operation of natural gas-fired power plants more economically appealing. However, the process of fracking uses large volumes of highly pressurized water to break-up the shale rock formations and to free the trapped natural gas and oil. This process is controversial due to concerns about the disposal of the waste water, the possible contamination of nearby water supplies and potential seismic events. As a result, not all states permit the use of fracking. Should future evidence confirm the concerns, or should a major contamination or seismic episode occur in the future, the use of fracking may be suspended, limited, or curtailed by state and/or federal regulation. As a result, the supply of inexpensive natural gas may not be available in the future and the economic viability of gas-fired power plants may be jeopardized. A reduction in the pace of the construction of new gas-fired power plants would have a significantly adverse effect on our future operating results.

Interruption of power plant construction projects could adversely affect future results of operations.

At any time, GPS has a limited number of construction contracts.  For example, three EPC projects represented 90% of our consolidated revenues for the nine months ended October 31, 2015 and 98% of the aggregate value of the contract backlog of GPS at January 31, 2015 related to six EPC contracts.

Should any unexpected suspension, termination or delay of the work under such EPC contracts occur, our results of operations may be materially and adversely affected.

The nature of our engineering and construction business exposes us to potential liability claims and contract disputes which may reduce our profits.

We engage in engineering and construction activities for large and complex energy plant facilities where design, construction or systems failures can result in substantial injury or damage to third parties. In addition, the nature of our business results in owners, subcontractors and vendors occasionally presenting claims against us for recovery of costs they incurred in excess of what they expected to incur, or for which they believe they are not contractually liable. We have been, and may be in the future, named as a defendant in legal proceedings where parties may make a claim for damages or other remedies with respect to our projects or other matters. These claims generally arise in the normal course of our business.

In accordance with customary industry practices, we maintain insurance coverage against some, but not all, potential losses in order to protect against the risks we face. When it is determined that we have liability, we may not be covered by insurance or, if covered, the dollar amount of any liability may exceed our policy limits. Further, we may elect not to carry insurance if our management believes that the cost of available insurance is excessive relative to the risks presented. In addition, we cannot insure fully against pollution and environmental risks. Our management liability insurance policies are on a “claims-made” basis covering only claims actually made during the policy period currently in effect. In addition, even where insurance is maintained for such exposures, the policies have deductibles resulting in our assuming exposure for a layer of coverage with respect to any such claims. Any liability not covered by our insurance, in excess of our insurance limits or, if covered by insurance but subject to a high deductible, could result in a significant loss for us, which claims may reduce our future profits and cash available for operations.

In the future, we may bring claims against project owners for additional costs exceeding the contract price or for amounts not included in the original contract price. These types of claims occur due to matters such as owner-caused delays or changes from the initial project scope, both of which may result in additional cost. Often, these claims can be the subject of lengthy arbitration or litigation proceedings, and it is difficult to accurately predict when these claims will be fully resolved. When these types of events occur and unresolved claims are pending, we have used working capital in projects to cover cost overruns pending the resolution of the relevant claims. A failure to promptly recover on these types of claims could have a negative impact on our liquidity and profitability in the future.

Our dependence upon third parties to complete many of our contracts may adversely affect our performance under future energy plant construction contracts.

Certain of the work performed under our energy plant construction contracts is actually performed by third-party subcontractors we hire. We also rely on third-party equipment manufacturers or suppliers to provide much of the equipment and most of the materials (such as copper, concrete and steel) needed to complete our construction projects. If we are unable to hire qualified subcontractors or find qualified equipment manufacturers or suppliers, our ability to successfully complete a project could be impaired.

If the amount we are required to pay for subcontractors or equipment and supplies exceeds what we have estimated, especially when we are operating under a lump sum or a fixed-price type construction contract, we may suffer losses on these contracts. If a supplier, manufacturer or subcontractor fails to provide supplies, equipment or services as required under a negotiated contract for any reason, we may be required to source these supplies, equipment or services on a delayed basis or at a higher price than anticipated which could impact contract profitability in an adverse manner. In addition, if a subcontractor fails to pay its subcontractors, suppliers or employees, liens may be placed on our project requiring us to incur the costs of reimbursing such parties in order to have the liens removed.

If we guarantee the timely completion or performance standards of a project, we could incur additional costs to cover our guarantee obligations.

In some instances and in many of our fixed price contracts, we guarantee a customer that we will complete a project by a scheduled date. We sometimes provide that the project, when completed, will also achieve certain performance standards. If we subsequently fail to complete the project as scheduled, or if the project subsequently fails to meet guaranteed performance standards, we may be held responsible for cost impacts to the customer resulting from any delay or modifications to the plant in order to achieve the performance standards, generally in the form of contractually agreed-upon liquidated damages. If these events would occur, the total costs of the project would exceed our original estimate, and we could experience reduced profits or a loss for that project.

If financing for new energy plants is unavailable, construction of such plants may not occur and we may lose any investment made in the projects.

Historically, natural gas-fired power plants have been constructed typically by large utility companies. However, to a large extent, the construction of new energy plants, including alternative and renewable energy facilities, is conducted by private investment groups. This type of project owner may be challenged in obtaining financing necessary to complete the project. Should debt financing for the construction of new energy facilities, including alternative or renewable energy plants, not be available, equity investors may not be able to invest in such projects, thereby adversely affecting the likelihood that GPS will obtain contracts to construct such plants.

We continue to see new business opportunities that contemplate our making an investment in the ownership of a new project, at least during the development phase of the project, in order to improve the probability of an EPC contract award. Because we believe in the strength of our balance sheet, we are willing to consider the opportunities that include reasonable and manageable risks. Failure of a project owner to obtain such financing will make it likely that we will not recover the amount of any investment made by us in the project.

The inability of our customers to receive or to avoid delay in receiving the applicable regulatory approvals relating to projects may result in lost or postponed revenues for us.

The commencement and/or execution of many of the construction projects performed by our power industry services segment are subject to numerous regulatory permitting processes. Applications for permits may be opposed by individuals or environmental groups, resulting in delays and possible denial of the permits. There are no assurances that our project-owner customers will obtain the necessary permits for these projects, or that the necessary permits will be obtained in order to allow construction work to proceed as scheduled. Failure to commence or complete construction work as anticipated could have material adverse impacts on our future revenues, profits and cash flows from operations.

Our use of the percentage-of-completion method of accounting could result in a reduction or reversal of previously recorded revenues or profits.

Under our accounting procedures, we measure and recognize a large portion of our revenues under the percentage-of-completion accounting methodology. This methodology allows us to recognize revenues and contract profits ratably over the life of a contract by comparing the amount of the costs incurred to date against the total amount of costs expected to be incurred. The effects of revisions to revenues and estimated costs are recorded when the amounts are known and can be reasonably estimated, and these revisions can occur at any time and could be material. Given the uncertainties associated with these types of contracts, it is possible for actual costs to vary from estimates previously made, which may result in reductions or reversals of previously recorded revenues and profits.

Future bonding requirements may adversely affect our ability to compete for new energy plant construction projects.

Our construction contracts frequently require that we obtain payment and performance bonds from surety companies on behalf of project owners as a condition to the award of such contracts. Historically, we have had a strong bonding capacity but, under standard terms in the surety market, surety companies issue bonds on a project-by-project basis and can decline to issue bonds at any time or require the posting of additional collateral as a condition to issuing any bonds.

Current or future market conditions, changes in our performance or financial position, changes in our surety’s assessment of its own operating and financial risk or larger future projects could cause our surety company to decline to issue, or substantially reduce the amount of, bonds for our work and could increase our bonding costs. These actions can be taken on short notice. If our surety company were to limit or eliminate our access to bonding, our alternatives would include seeking bonding capacity from other surety companies, joint venturing with other construction firms, increasing business with clients that do not require bonds and posting other forms of collateral for project performance, such as letters of credit, or cash. We may be unable to make alternative arrangements in a timely manner, on acceptable terms, or at all. Accordingly, if we were to experience an interruption, reduction or other alteration in the availability of bonding capacity, we may be unable to compete for or work on certain projects.

As we bear the risk of cost overruns in the completion of our construction contracts, we may experience reduced profits or, in some cases, losses under these contracts if actual costs exceed our estimates.

We conduct our business under various types of contractual arrangements including fixed price contracts. We bear a significant portion of the risk for cost overruns on these types of contracts where contract prices are established in part on cost and scheduling estimates. Our estimates may be based on a number of assumptions about future economic conditions and the future prices and availability of labor, equipment and materials, and other exigencies. From time to time, we may also assume a project’s technical risk, which means that we may have to satisfy certain technical requirements of a project despite the fact that at the time of project award, we may not have previously produced the system or product in question. Unexpected or increased costs may occur due to the following factors among others:

•	shortages of skilled labor, materials and energy plant equipment including power turbines;
•	unanticipated escalation in the price of construction commodities;
•	unscheduled delays in the delivery of ordered materials and equipment;
•	engineering problems, including those relating to the commissioning of newly designed equipment;
•	work stoppages and other declines in the productivity of construction workers;
•	weather interference;
•	inability to develop or non-acceptance of new technologies to produce alternative fuel sources; and
•	the difficulty in obtaining necessary permits or approvals.

If our estimates prove inaccurate, or circumstances change, cost overruns may occur and we could experience reduced profits, or in some cases, incur a loss on a particular project.

If we are unable to collect amounts billed to project owners as scheduled, our cash flows may be materially and adversely affected.

Many of our contracts require us to satisfy specified design, engineering, procurement or construction milestones in order to receive payment for work completed or equipment or supplies procured prior to achievement of the applicable contract milestone. As a result, under these types of arrangements, we may incur significant costs or perform significant amounts of services prior to receipt of payment. If the project owner determines not to proceed with the completion of the project, delays in making payment of billed amounts or defaults on its payment obligations, we may face delays or other difficulties in collecting payment of amounts due to us for the costs previously incurred or for the amounts previously expended to purchase equipment or supplies. Such problems may impact the planned cash flows of affected projects and result in unanticipated reductions in the amounts of future cash flows from operations.

If the future shutdown of existing coal-fired power plants does not occur, the demand for our construction services could decline.

Certain coal-fired power plants have been shut down and the demand for coal as a power source has been adversely affected by the inexpensive supply of natural gas in the United States, as well as by regulations regarding air pollution recently adopted or under development by the U.S. Environmental Protection Agency (the “EPA”). These regulations include the Clean Power Plan rules adopted in 2015 regarding carbon dioxide emissions from certain new and existing fossil-fuel power plants, and the Mercury and Air Toxics Standards (MATS).  Implementation of the Clean Power Plan over the next several years would likely reduce coal-fired power generation in favor of new natural gas-fired power plants and renewable energy facilities. MATS is expected to require large coal-fired electricity generators to meet stricter emission standards by incorporating emission control technologies in existing power facilities. Some power plant operators have reportedly decided that retrofitting units to meet the expected MATS standards would be cost-prohibitive and are choosing to retire older coal-fired units instead.

However, existing coal plants are proving to be a challenge to retrofit or replace. Coal prices are widely considered to be stable, and certain states see the availability of inexpensive, coal-fired electricity as a key driver of economic growth.  In addition, the full extent to which EPA regulations intended to make smokestack emissions cleaner will accelerate the pace of coal-fired power plant retirements or eliminate coal-fired power plants unplanned is not yet known.  The Clean Power Plan rules face numerous pending legal challenges that may take several years to resolve.  The MATS rule was successfully challenged in court in 2015.  EPA is now revising the rule to address the court’s decision, but future court proceedings are expected.

Should the federal government’s anti-pollution regulations be overturned or modified by the courts, repealed by the Congress or otherwise weakened or eliminated, the pace of the development of natural gas-fired power plants may slow, thereby reducing the future opportunities for GPS to construct such plants.

We could be subject to compliance with environmental, health and safety laws and regulations that would add costs to our business.

Our operations are subject to compliance with federal, state and local environmental, health and safety laws and regulations, including those relating to discharges to air, water and land, the handling and disposal of solid and hazardous waste, and the cleanup of properties affected by hazardous substances. Certain environmental laws impose substantial penalties for non-compliance and others, such as the federal Comprehensive Environmental Response, Compensation and Liability Act, impose strict, retroactive, and joint and several liability upon persons responsible for releases of hazardous substances. We continually evaluate whether we must take additional steps to ensure compliance with environmental laws, however, there can be no assurance that these requirements will not change and that compliance will not adversely affect our operations in the future.

Loss of the Domestic Production Activities Deduction (“DPAD”) could increase our effective income tax rate.

Under the current Internal Revenue Code, a corporation is allowed a DPAD equal to the specified percentage for the tax year of the corporation’s qualified production activities income for the tax year, subject to certain limits. For the years ended January 31, 2015, 2014 and 2013, the favorable income tax effects of permanent differences included significant amounts relating to the DPAD. Speculations about future income tax reform often cite the need for a reduction of the current federal tax rate of 35%. Should any future reduction of the corporate income tax rate be offset by reductions or even the eliminations of certain corporate tax expenditures like the deferral of the active income of controlled foreign corporations or the DPAD, the net change could result in an increase to our overall effective federal income tax rate with a corresponding reductions in our future net income amounts.

Foreign currency risks could have an adverse impact on our revenues, earnings and/or backlog.

Certain of the contracts of APC subject us to foreign currency risk, particularly when project contract revenue is denominated in a currency different than the contract costs.  In addition, our operational cash flows and cash balances, though predominately held in U.S. dollars, may consist of different currencies at various points in time in order to execute our project contracts globally and meet transactional requirements.  In the future, we may attempt to minimize our exposure to foreign currency risk by obtaining contract provisions that protect us from foreign currency fluctuations and/or by implementing hedging strategies utilizing derivatives as hedging instruments.  However, these actions may not always eliminate all foreign currency risk and, as a result, our profitability on certain projects could be adversely affected.

Our monetary assets and liabilities denominated in nonfunctional currencies are subject to currency fluctuations when measured period to period for financial reporting purposes.  In addition, the U.S. dollar value of APC’s backlog may from time to time increase or decrease significantly due to foreign currency volatility.  The future amounts of revenues and earnings of foreign subsidiaries could be affected by foreign currency volatility.  Revenues, costs and earnings of foreign subsidiaries with functional currencies other than the U.S. dollar are translated into U.S. dollars for consolidated reporting purposes.  If the U.S. dollar appreciates against a foreign subsidiary’s non-U.S. dollar functional currency, we will report less consolidated revenues, costs and earnings in U.S. dollars than we will if the U.S. dollar depreciates against the same foreign currency or if there is no change in the exchange rate.

Our acquisition strategy may result in dilution to our stockholders.

Our business strategy calls for the strategic acquisition of other businesses. We anticipate that future acquisitions will require cash and issuances of our capital stock, including our common stock. To the extent we are required to pay cash for any acquisition, we anticipate that we would be required to obtain additional equity and/or debt financing. Equity financing would result in dilution for our then current stockholders. Stock issuances and financing, if obtained, may not be on terms favorable to us and could result in substantial dilution to our stockholders at the time(s) of these stock issuances and financings.

Our officers, directors and certain unaffiliated stockholders have substantial control over the Company.

As of January 31, 2015, our executive officers and directors as a group owned approximately 10.4% of our voting shares giving effect to an aggregate of 352,000 shares of common stock that may be purchased upon the exercise of stock options held by our executive officers and directors (and deemed exercisable at January 31, 2015), and 704,993 shares beneficially owned by William F. Griffin, Jr. (a founder and the current chief executive officer of GPS and member of our Board of Directors). An additional 3.63% of the outstanding shares are controlled by Allen & Company entities (“Allen”). One of our independent directors is an officer of Allen. In addition, three other stockholders owned approximately 17.99% of our voting shares in total. The approximate individual beneficial ownership percentages for these three stockholders as of January 31, 2015 were 6.60%, 5.81% and 5.58%, respectively.

These small groups of stockholders may have significant influence over corporate actions such as an amendment to our certificate of incorporation, the consummation of any merger, or the sale of all or substantially all of our assets, and may substantially influence the election of directors and other actions requiring stockholder approval.

We may not pay cash dividends in the future.

Annually, our board of directors evaluates the Company’s ongoing operational and financial performance in order to determine what role strategically aligned dividends should play in creating shareholder value. Due primarily to the continued strong performance of GPS and the associated cash flows, we paid a regular cash dividend in the amount of $0.70 per share during the calendar year 2015 and we paid special cash dividends during the calendar years 2014, 2013, 2012 and 2011 in the amounts of $0.70, $0.75, $0.60 and $0.50 per share, respectively. There can be no assurance that the evaluations of our board of directors will result in the payment of cash dividends in the future.

As our common stock is thinly traded, the stock price may be volatile and investors may have difficulty disposing of their investments at prevailing market prices.

Our common stock is listed for trading on the NYSE stock exchange and trades under the symbol AGX. Despite the listing on this national stock exchange, our common stock remains thinly and sporadically traded and no assurances can be given that a larger market will ever develop, or if developed, that it will be maintained.

We may issue preferred stock with rights that are superior to our common stock.

Our certificate of incorporation, as amended, permits our board of directors to authorize the issuance of up to 500,000 shares of preferred stock and to designate the terms of the preferred stock. The issuance of shares of preferred stock by us could adversely affect the rights of holders of common stock by, among other factors, establishing dividend rights, liquidation rights and voting rights that are superior to the rights of the holders of the common stock.

Provisions of our certificate of incorporation and Delaware law could deter takeover attempts.

Provisions of our certificate of incorporation and Delaware law could delay, prevent, or make more difficult a merger, tender offer or proxy contest involving us. Among other things, as stated above, our board of directors may issue up to 500,000 shares of our preferred stock and may determine the price, rights, preferences, privileges and restrictions, including voting and conversion rights, of these shares of preferred stock. In addition, Delaware law limits transactions between us and persons that acquire significant amounts of our stock without approval of our board of directors.

USE OF PROCEEDS

The proceeds from the sale of the shares of our common stock being offered by the Selling Stockholders pursuant to this prospectus and any prospectus supplement, if applicable, net of any broker’s fee or commissions, will belong to the Selling Stockholders. Accordingly, we will not receive any of the proceeds from the sale of these shares.

SELLING STOCKHOLDERS

The shares covered by this Registration Statement were originally issued to (i) Electrigen Limited, a Hong Kong corporation (“Electrigen”) with an address at 3765 Main Street, Manchester Village, Vermont, which beneficially owned 27,965 shares of our common stock prior to this offering, and (ii) Atlantic Projects Holdings Limited (“Holdings”), an Irish corporation with an address at 3 Marine Road, Dun Laoghaire, County Dublin, Ireland, which beneficially owned 70,853 shares of our common stock prior to this offering. Holdings is owned by Philip Healy, Michael Staunton, James Nolan and Patrick Garry.  On September 11, 2015, Declan de Lacy of the firm of PKF O’Connor, Leddy & Holmes was appointed liquidator of Holdings.  Accordingly, the Selling Stockholders now include Mr. de Lacy and Electrigen.  Except for Brian Sherras, as noted below, none of the Selling Stockholders will beneficially own any shares of our common stock after this offering, assuming all shares registered hereunder are sold.  Under the rules of the SEC, beneficial ownership includes shares over which the indicated beneficial owner exercises voting or investment power. Beneficial ownership is determined under Section 13(d) of the Exchange Act and generally includes voting or investment power with respect to securities and including any securities that grant the selling stockholder the right to acquire common stock within 60 days.  We believe that each of the Selling Stockholders has sole voting and investment power with respect to all shares beneficially owned.

Brian Sherras, a 50% owner of Electrigen, one of the Selling Stockholders, is the Director – Sales and Business Development of APC.   Mr. Sherras is also a member of the board of directors of the Company.    Mr. Sherras beneficially owns options to purchase 45,000 shares which are fully vested.  These additional shares beneficially owned by Mr. Sherras are not included in this Registration Statement.

The shares may be sold by the Selling Stockholders, by those persons or entities to whom they transfer, donate, devise, pledge or distribute their shares or by other successors in interest. The information regarding shares beneficially owned after this offering assumes the sale of all shares offered by the Selling Stockholders. The Selling Stockholders may sell less than all of the shares owned by them. In addition, the shares may be sold pursuant to this prospectus or in privately negotiated transactions. Accordingly, we cannot estimate the number of shares the Selling Stockholders will sell under this prospectus.

We agreed to file a registration statement to register the resale of the shares. We have also agreed to prepare and file all amendments and supplements necessary to keep the registration statement effective until the earlier of (i) the date on which the Selling Stockholders may resell all the shares covered by the registration statement without registration pursuant to Rule 144 under the Securities Act or any successor rule thereto and (ii) the date on which the Selling Stockholders have sold all the shares covered by the registration statement.

PLAN OF DISTRIBUTION

The Selling Stockholders, which as used in this prospectus includes donees, pledgees, transferees or other successors-in-interest selling the shares of our common stock registered hereunder, may, from time to time, sell, transfer or otherwise dispose of any or all of the shares on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The Selling Stockholders may use any one or more of the following methods when disposing of the shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits the Selling Stockholders;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	agreement between broker-dealers and the Selling Stockholder to sell a specified number of the shares at a stipulated price per share; and

•	a combination of any such methods of sale.

The Selling Stockholders may, from time to time, pledge or grant a security interest in some or all of the shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of Selling Stockholders to include the pledgee, transferee or other successors-in-interest as selling stockholder under this prospectus. The Selling Stockholders also may transfer the shares in other circumstances, in which case the transferees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of the shares, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The Selling Stockholders may also sell shares short and deliver shares to close out their short positions, or loan or pledge the shares to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities that require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the Selling Stockholders from the sale of the shares offered by them will be the purchase price of the shares less discounts or commissions, if any. The Selling Stockholders reserve the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of shares to be made directly or through agents. We will not receive any of the proceeds from this offering. The Selling Stockholders also may resell all or a portion of the shares in open market transactions in reliance on Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

The Selling Stockholders and any underwriters, broker-dealers or agents that participate in the sale of the shares or interests therein may be deemed “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit the Selling Stockholders earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. If any Selling Stockholder is an “underwriter” within the meaning of Section 2(11) of the Securities Act, it will be subject to the prospectus delivery requirements of the Securities Act. We are not aware of any underwriting plan or agreement, underwriters’ or dealers’ compensation, or passive market making or stabilizing transactions involving the purchase or distribution of the shares registered in this prospectus.

To the extent required, the shares to be sold, the name of the Selling Stockholder, the respective purchase prices and public offering prices, the names of any agents, dealers or underwriters, any applicable commissions or any discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or a post-effective amendment to the registration statement that includes this prospectus, or, if appropriate, a filing pursuant to the Securities Exchange Act of 1934, as amended.

In order to comply with the securities laws of some states, if applicable, the shares may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the Selling Stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the Selling Stockholders and their affiliates. In addition, to the extent applicable, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the Selling Stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The Selling Stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the Selling Stockholders, and the Selling Stockholders have agreed to indemnify for us, to the fullest extent permitted by law, against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the Selling Stockholders to keep the Registration Statement of which this prospectus constitutes a part effective until the earlier of:

•	such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement, and

•	the date on which the shares may be sold pursuant to Rule 144 of the Securities Act.

We have agreed to bear all of the expenses in connection with the registration and sale of the shares, except for underwriting discounts and selling commissions.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION

FOR SECURITIES ACT LIABILITIES

Our Certificate of Incorporation limits, to the maximum extent permitted by Delaware law, the personal liability of directors for monetary damages for breach of their fiduciary duties as a director. Our Bylaws provides that we shall indemnify our officers and directors and may indemnify our employees and other agents to the fullest extent permitted by Delaware law.

Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers or controlling persons of Argan, Inc. pursuant to the Certificate of Incorporation, Bylaws or applicable law, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

LEGAL MATTERS

The validity of the securities offered hereby has been passed upon for us by Robinson & Cole LLP, New York, New York.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-3 under the Securities Act with respect to the securities offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. We have omitted certain parts of the registration statement as permitted by the rules and regulations of the SEC. For further information about us and the securities offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

We are subject to the informational requirements of the Securities Exchange Act of 1934 and, therefore, we file annual, quarterly and current reports, proxy statements and other information with the SEC.  Such periodic reports, proxy statements and other information are available for inspection and copying at the public reference room and web site of the SEC referred to above. Our common stock is quoted on the NYSE, and you may also inspect and copy our SEC filings at the offices of the National Association of Securities Dealers, Inc. located at 1735 K Street, N.W., Washington, D.C. 20006.

You should rely only on the information provided in this prospectus and the registration statement. We have not authorized anyone else to provide you with different information.  The securities are not being offered in any state where the offer is not permitted.  You should assume that the information in this prospectus is accurate only as of the dates of those documents.  Our business, financial condition, results of operations and prospects may have changed since those dates.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference into this registration statement and prospectus the documents listed below, and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

1.	Our Annual Report on Form 10-K for the fiscal year ended January 31, 2015;

2.	Our Quarterly Reports on Form 10-Q for the fiscal quarters ended April 30, 2015, July 31, 2015 and October 31, 2015;

3.	Our Proxy Statement for our Annual Meeting of Stockholders held on June 24, 2015, filed on May 8, 2015;

4.

Our Current Reports on Form 8-K filed April 13, May 14, June 1, June 9, June 26, July 1, August 7, August 21, September 14, September 22, October 5, October 14, November 13 and December 7 and December 14, 2015; and

5.

The description of our common stock set forth in our registration statement on Form 8-A, filed with the SEC on August 1, 2003, including any amendments or reports filed for the purposes of updating this description.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any request for documents to Argan Inc., One Church Street, Suite 201, Rockville, MD 20850. The telephone number for our office is (301) 315-0027.  Access to these documents is also available on our website at http://www.arganinc.com.

98,818 Shares of Common Stock

PROSPECTUS

                 , 2016

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.   Other Expenses of Issuance and Distribution

The following table sets forth all expenses payable by us in connection with the offering of the securities being registered.  All such expenses are being borne by us.

SEC Registration Fee	$321
Accounting Fees and Expenses*	$5,000
Legal Fees and Expenses*	$7,000
Miscellaneous Expenses*	$2,679
Total*	$15,000

* Estimated.

Item 15.   Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person, including an officer and director, who was or is, or is threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.  The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of such corporation, and, with respect to any criminal actions and proceedings, had no reasonable cause to believe that his conduct was unlawful.  A Delaware corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or contemplated action or suit by or in the right of such corporation, under the same conditions, except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to such corporation.  Where an officer or director of a corporation is successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to above, or any claim, issue or matter herein, the corporation must indemnify such person against the expenses (including attorneys’ fees) which such officer or director actually and reasonably incurred in connection therewith.

Our Certificate of Incorporation limits, to the maximum extent permitted by Delaware law, the personal liability of directors for monetary damages for breach of their fiduciary duties as a director.

Our Bylaws provide that we shall indemnify our officers and directors and may indemnify our employees and other agents to the fullest extent permitted by Delaware law.

Item 16.   Exhibits

The following exhibits are included or incorporated herein by reference:

Exhibit No.	Description

5.1	Opinion of Robinson & Cole LLP

23.1	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm

23.2	Consent of Robinson & Cole LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on the signature page hereof)

Item 17.   Undertakings

The undersigned Registrant hereby undertakes:

1.                                    To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)                                  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii)                             To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)                        To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) above do not apply if the registration statement is on Form S-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (“Exchange Act”) that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

2.                                    That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.                                    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.                                    That, for the purpose of determining liability under the Securities Act to any of the Selling Stockholders:

(a)                               each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(b)                              each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

5.                                    That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser  and will be considered to offer or sell such securities to such purchaser: (i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

6.                                    The undersigned registrant hereby undertakes that: (i) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of the registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective; and (ii) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

7.                                    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

8.                                    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rockville, State of Maryland, on January 7, 2016.

ARGAN, INC.

By:	/s/ Rainer H. Bosselmann
Rainer H. Bosselmann
Chairman of the Board and
Chief Executive Officer

Each such person whose signature appears below hereby appoints Rainer H. Bosselmann and David H. Watson, and each of them, each of whom may act without joinder of the other, as his or her true and lawful attorney-in-fact and agent, with full power and substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to execute in the name and on behalf of such person any amendment or any post-effective amendment to this Registration Statement, and any registration statement relating to any offering made in connection with the offering covered by this Registration Statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing appropriate or necessary to be done, as full and for all intents and purposes and he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Rainer H. Bosselmann	Chairman of the Board and Chief Executive Officer	January 7, 2016
Rainer H. Bosselmann	(Principal Executive Officer)

/s/ David H. Watson	Senior Vice President and	January 7, 2016
David H. Watson	Chief Financial Officer
(Principal Accounting and Financial Officer)

/s/ Henry A. Crumpton	Director	January 7, 2016
Henry A. Crumpton

/s/ Cynthia A. Flanders	Director	January 7, 2016
Cynthia A. Flanders

	Director	January , 2016
Peter W. Getsinger

/s/ William F. Griffin, Jr.	Director	January 7, 2016
William F. Griffin, Jr.

/s/ William F. Leimkuhler	Director	January 7, 2016
William F. Leimkuhler

/s/ W.G. Champion Mitchell	Director	January 7, 2016
W.G. Champion Mitchell

/s/ James W. Quinn	Director	January 7, 2016
James W. Quinn

/s/ Brian R. Sherras	Director	January 7, 2016
Brian R. Sherras

INDEX OF EXHIBITS

Exhibit No.	Description

5.1	Opinion of Robinson & Cole LLP

23.1	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm

23.2	Consent of Robinson & Cole LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on the signature page hereof)